

December 16, 2024

Kaitlyn Arsenault
Chief Financial Officer
Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130

> **Re: Skye Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Quarterly Period Ended September 30, 2024**
> **File No. 000-55136**

Dear Kaitlyn Arsenault:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2024

9. Contingencies, page 18

1. Please tell us and quantify the methods and key assumptions underlying the change in estimate for legal contingencies of $4,553,468 that reduced the liability for accrued legal contingencies to $1,792,337 as of September 30, 2024. In particular, explain how the Ninth Circuit court's decision vacating the Cunning Lawsuit judgment and remanding this case back to the District Court supported your release of this litigation loss provision. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Bonnie Baynes at 202-551-4924 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences